Mail Stop 3561
								March 20, 2006

Dr. Gerald Carlson, President
Golden Aria Corp.
#500 - 625 Howe Street
Vancouver BC V6C 2T6

Re:	Golden Aria Corp.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed March 7, 2006
      File No. 333-130934

Dear Dr. Carlson:

      We have reviewed your filing and have the following comment.
Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Financial Statements for the period ending August 31, 2005, pages
F-3 - F-13
1. We note your response with regard to comment 39 in our letter dated February 3, 2006. It appears note numbers were included with regard to the newly submitted November 30, 2005 financials, but not included for the financial statements and notes related to the period ended August 31, 2005. Please review and advise.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.






      You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at (202) 551-3240, or me at (202) 551-3720
with
any other questions.


      Sincerely,



      	H. Christopher Owings
      Assistant Director

Cc:	David K. Fraser, Esq.
	Fax:  (604) 669-5791







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Dr. Gerald Carlson, President
Golden Aria Corp.
March 20, 2006
Page 1